SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 7, 2007

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

To our Shareholders, Customers and Employees:

Upon the end of another year, it is time to weigh the challenges we have faced against our achievements obtained in 2006. In this letter we would like to share with you not only the progress we have made towards our goals and the efforts we have invested in their pursuit: we also intend to present you with our outlook for the future.

In the year 2006, our goals were set with a clear emphasis on economic value drivers for TGS. These drivers included the restoration of our regulated business value; the preservation of the profitability of our natural gas liquids (“NGL”) production and commercialization business, the growth of midstream businesses; and in the financial area, the reduction of our indebtedness, which had been restructured by the end of 2004.  We have made considerable progress in many of our goals. However, we must continue working towards other goals, such as the renegotiation of our license and the outlining of a tariff framework suitable for an intensive capital company.

In 2006, capitalizing on our inner strengths, we showed our unwavering commitment to safety, quality and environmental protection by obtaining the certification of our Safety, Health and Environmental System under the standards of OHSAS 18001, while consolidating our high standards of operational safety.

The challenges we have undertaken and the achievements we have obtained encourage us to pursue further growth as a company and as a human team tied together by a set of Values, among which Integrity, Cooperation and Commitment are the main drivers that put us on the right path to our future objectives.

In the sections below, we share with you the major highlights of the year 2006 along with our outlook and goals for the future.

TGS in 2006: the consolidation of our inner strengths

In the year 2006, our efforts were not only focused on adding value to our business, we also worked on the consolidation of our inner strengths in several areas of our company, relying on our constant search for excellence as the cornerstone of our “being”, which lays the foundation for the future growth we strive for.

As to our business performance, 2006 total revenues showed a 23% increase over 2005 figures, which was a result of an overall growth in all business segments. Regulated revenues accounted for 38% of total revenues, which compares to 43% in 2005. In the regulated business, the increase derives from higher firm transportation revenues as a result of the expansion of our

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pipeline system by 2.9 million cubic meters per day (“MMm3/d”) (102.4 million cubic feet per day “MMcf/d”) in operation since the second semester of 2005, implemented within the framework of a Trust Fund constituted by the Argentine Government. Furthermore, during 2006 interruptible transportation revenues increased due to a higher demand for natural gas.

To meet our customers’ demand for incremental firm transportation, in the second semester of 2006, TGS started the expansion of its transportation system for a total of 1.6 MMm3/d (57 MMcf/d) through the installation of 80 km (50 miles) of additional pipeline and the revamping of a compressor plant. The start-up of this expansion is scheduled for the first semester 2007.

In spite of the growth of contracted capacity, the delay in the review of the tariffs prevented the re-composition of our regulated business value. In 2006, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) presented two proposals for the review of the tariffs in similar terms to the ones that had been presented in the previous year, which resulted not acceptable for TGS. This lack of definition in regulatory issues has been, since the beginnings of the economic crisis in late 2001, one of our greatest pending challenges to overcome. New regulatory parameters, including clear tariff guidelines, are critical for the outlining of a strategy for the gas transportation business in the medium term.

In 2006, our non-regulated business segment maintained its high share in TGS’s mix, representing approximately 62% of total revenues. The outstanding performance of NGL production and commercialization business was attributable to a combination of favorable events that impacted on the sales prices of the products. Among the most noteworthy factors, we can point at a substantial increase in market prices for exports of propane, butane and natural gasoline, and also the renegotiation of the ethane sales contract which improved the sales prices as from January 1, 2006. Furthermore, NGL production experienced a rise of 17% in 2006, which also led to an increase in exports revenues.

Additionally, another striking achievement in this segment during the year was the start-up of the works for the revamping of one of the plants of the General Cerri Gas Processing Complex (“Cerri Complex”), which will allow a capacity increase of 30,000 metric tons (33,069 short tons) of propane, butane and natural gasoline.

The “Other Services” segment  - which includes midstream, pipeline and plants construction and telecommunication services, the latter rendered by Telcosur S.A. (“Telcosur”) - has recorded a revenues growth of 56% in 2006 as compared to the figures reported in 2005. This increase is the culmination of a tireless search for business opportunities to enhance the value of this segment and to allow synergies with the other business segments. Among the most outstanding initiatives of the year, we can mention the construction of two pipelines linked to

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our main gas transportation system and the construction of a compression and dehydration plant. Moreover, we have been able to conclude new agreements for the operation and maintenance of facilities. Specifically, in 2006, Telcosur -in an effort to meet an increasing demand- has been able to enter additional long-term service agreements and complete the expansion it had started in 2005.

In 2006, we continued reducing our indebtedness, which had been restructured in late 2004, with the aim to gradually achieve a capital structure suitable to our business growth goals. In this direction, the rating agencies Fitch and Standard & Poor’s improved our debt rating from B- to B in this period.

As we mentioned above, in 2006 we continued to strive for the consolidation of our inner strengths. Among the most remarkable evidences of this endeavor is the satisfaction of the highest gas demand recorded in 2006, when the highest three-day peak demand took place, reaching 74.6 MMm3/d (2.6 billion of cubic feet per day “Bcf/d”), which constituted a record since of beginnings of our operations.  This achievement, already relevant in itself, when added to the improvement of the operating safety indicators (including quantity of days without accidents and significance of accidents) constituted a milestone that makes us deeply proud. There is no doubt in our minds that this is the culmination of the will power, effort and commitment of our people and their attitude oriented to culture of prevention. The commitment and responsibility of our teamwork was pivotal in the materialization of a momentous accomplishment: the certification of our Occupational, Health and Safety Management System, in line with the standards of OHSAS 18001. This certification, along with the certifications achieved before, allows us to have an Integrated Management System, aimed at the assurance of the quality of our goods and services and at the protection of the environment, and our employees’ health and safety.

As an illustration of our commitment to our inner strengths, we should mention the countless initiatives undertaken in our human resources area in 2006. We have implemented the “SOS JOVEN” Youth Program, designed to support the children of our employees in their search for their professional calling, providing them with vocational guidance. In addition to this program, fourteen adolescents have been granted scholarships for their education. Consistent with our VALUES, we are convinced that our involvement in the education of our youth is a contribution and evidence of our COMMITMENT to the development of our society. Likewise, the invaluable work of our volunteers engaged in the several projects of the Corporate Volunteers Program show our dedication to our COOPERATION value.

To sum up, we can assert that throughout the year 2006 we stuck to our way of doing things, always searching for excellence in our performance and growth for our business. This is our

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essence, and represents a key asset to lay the foundation for the company we want to become in the future.

TGS Outlook

What company do we want to be? As our answer to this question, we envision a company that sets a model in the way it conducts its business; a company that works with passion to create differential value; a company that contributes to the sustainable development of our country, integrating the production and consumption of natural gas and its by-products, and providing creative solutions that are translated into competitiveness for our clients.

We are aware of the challenges that lie ahead of us, which will have to be overcome in the future in the pursuit of our goals. In the regulated business field, we know that the lack of gas supply and the change in the way transportation system expansions are conducted call for the definition of a new role for TGS. This role should turn us into the leading managers of future expansions. Besides, our efforts should converge on an agreement with the Government on a tariff that results convenient to our company.

In the non-regulated segment, our strategy for the business of production and commercialization of NGL will be oriented basically to ensure gas supplies, through long-term agreements with gas producers, and to the enhancement of production in order to protect margins in the long-term. As regards midstream businesses, our strategy is directed to maintaining and consolidating construction as well as operation and maintenance businesses, seizing new opportunities to achieve synergies with the gas transportation and NGL production and commercialization segments.

Besides, we will keep up to our high operative standards, maintaining the reliability and availability ratios, guaranteeing the overall operational efficiency of TGS and enhancing our infrastructure for the development of new businesses and the supply of demand.

If we want to become the company we want to be, we must build the future on our human resources, developing managerial abilities in all management levels, molding a management style in line with the values of our company.

In closing, once again we would like to extend our gratitude to TGS’ s team, for their abiding commitment and dedication, to our shareholders and Directors for the ongoing trust they have placed in our management, and to our clients for letting us be part of their businesses.

Jorge Casagrande Chief Executive Officer	Joăo Bezerra Chairman

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Natural Gas Industry Overview

In 2006, once again, the gas industry continued to play a key role in the national energy matrix, within a complex scenario in which demand has increased at a fast pace in the last years -due to the outstanding economic growth of the country-, while the energy supply remained unchanged. The restraint in the supply was highly influenced by uncertain circumstances for investments that do not allow an adequate return on capital: the adjustment of prices and tariffs of the energy sector has been postponed on the one hand due to the failure in the tariff renegotiation between the Government and the licensees; and on the other hand, as a result of the regulations on prices and export tax regimes.

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World Energy Mix (2005)
	Oil	Natural Gas	Coal	Nuclear Energy	Hydro-electricity
North America	40.4%	24.9%	21.9%	7.5%	5.3%
South and Central America (except Argentina)	46.7%	17.3%	4.7%	0.5%	30.8%
Europe	32.3%	33.8%	18.0%	9.6%	6.3%

Source: BP Statistical Review of World Press

Currently, the gas industry is undergoing a critical situation: its supply does not have a promising outlook (reflected by the fall in reserves and the meager investments in explorations) in which both production and transportation are working at the top of their capacities to cope with a fast-growing and unfulfilled demand. Meanwhile, the electricity sector, where gas is used for the generation of over 50% of the total electrical energy, the system is working at the limit of its technical capacity.

In light of the lack of major private investments and given the bottleneck which currently affects the energy sector, the Argentine Government is trying to reverse the current trend by means of different initiatives, since the current situation would lead to a massive energy crisis in the short term, provoking a considerable slow-down of economic activities in the country.

The initiatives backed by the Government are varied, some of them date back to the year 2004, where the first signs of an energy deficit were evident. The main initiatives sought medium and long-term solutions through the finding of new oil and gas reserves (creation of a new state energy company, ENARSA, and a partial re-composition of the price of natural gas at well head for the local market); the expansion of the electricity market supply (finalization of the expansion works of the hydroelectric power plant Yacyretá and of the nuclear power plant

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Atucha II), and the expansion of gas transportation and distribution systems (financed by means of trust funds). However, some of the measures looked for immediate palliatives, such as the increase of gas availability in the local market through a cut- down of exports to Chile and the beginning of imports from Bolivia; energy rationalization programs; and imports of electricity from Brazil and fuel oil from Venezuela.

In the nineties, the demand growth was sustained by major investments in the different phases of natural gas production, transportation and distribution. Since 2002, this growth has gained momentum after the devaluation of the local currency, which resulted in a distortion in the

In 2006, the Argentine Government made additional announcements in energy matters, in order to reach an improvement of the delicate situation for the years 2008 to 2010. To this purpose, the Argentine and Bolivian governments reached an agreement for the import of 20 MMm3/d (706.2 MMcf/d) of natural gas for a 20-year term, for which it is foreseen the construction of a new pipeline to transport said gas to the Argentine northwest and Buenos Aires. Furthermore, TGS and TGN gas transportation systems will be expanded to reach an additional transportation capacity of 22 MMm3/d (776.9 MMcf/d), which will be financed by the Argentine Government (“gas trust funds”).

In the electricity generation area, besides the expansion of the hydro-electrical power plant Yacyretá and the finalization of the nuclear plant Atucha II, it is scheduled the construction of two thermal power plants that may be operated alternatively with fuel oil and that will have an installed capacity of 1,600 megawatts. This project will be carried out with funds owed by the State to power plants and with funding from Private Pension Fund Managers (“AFJP”) and other investors.

As to the funding of the gas transportation expansion works through gas trust funds, it is a scheme that arises as an alternative to the lack of adequate tariff adjustments, which have been postponed since the year 2002. Adjusted tariffs would allow gas transportation companies to fund themselves the necessary investments required to meet the growing demand. The use of the gas trust funds is not the most convenient way to conduct investments in infrastructure in the long-term, as the repayment of the investment presents a shorter term, representing a higher cost for the client who contracts the transportation service.

It is important to emphasize that the investments conducted by licensees until 2001 allowed, along with a significant increase of transportation and distribution capacity, an optimal operation of the services to this date. For that reason, it is crucial to reach an agreement with the Argentine Government in connection with tariff adjustments and the outline of a regulatory

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framework that restores the economic value of the transportation business and enable a return to a scenario that may attract private investments.

Our business in 2006

Regulated Segment

Gas transportation

TGS renders regulated gas transportation services with a current firm capacity of 71.6 MMm3/d (2.5 Bcf/d) through a pipeline system 7,938 km (4,933 miles) long -of which 7,481 km (4,649 miles) are owned by TGS-. The service starts with the reception of the gas owned by the shipper (distribution companies, producers, marketers or great users) in one or more reception points, to be transported and delivered at several delivery points along the system. TGS pipeline system connects Argentina southern and western gas reserves with the main consumption centers in those areas, including the Greater Buenos Aires, in which the Autonomous City of Buenos Aires -the main natural gas consumption center in Argentina- is located. The total service area comprises approximately 4.9 million end users, including approximately 3.4 million in the Greater Buenos Aires. The direct service to residential, commercial, industrial users and electric power plants is mainly rendered by four gas distribution companies, according to each area, which are connected to TGS system: MetroGAS S.A., Gas Natural Ban S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. TGS renders direct firm transportation service to some major industrial users and electric power plants that are located within its operations area.

Revenues related to this segment are mainly derived from transportation contracts on a firm basis, under which reservations and payments are made for capacity regardless of actual use of clients. TGS also renders interruptible transportation services under which gas transportation is carried out subject to the available capacity of the transportation system.

Gas transportation revenues in 2006 amounted to Ps. 492.0 million, an increase of Ps. 32.0 million compared to the Ps. 460.0 million recorded in 2005. The increase basically reflects a rise in firm transportation services, derived from the coming into effectiveness of new transportation contracts in the second semester of 2005. These contracts relate to the San Martín pipeline expansion, which increased its transportation capacity by 2.9 MMm3/d (102.4 MMcf/d), and that involved the construction of approximately 509 km (316 miles) of pipeline and an increase of the compression capacity by 30,000 HP through the construction of a new compressor plant and the revamping of some of the existing units. Although the aggregate investment amounted to US$ 351 million, TGS invested US$ 40 million, while the gas trust fund funded the

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remainder. The gas trust fund owns the expansion assets that it financed and TGS is responsible for its operation and maintenance.

In this segment, the increase of revenues derived from interruptible transportation services is outstanding: they rose from Ps. 24.9 million in 2005 to Ps. 34.9 million in 2006, driven by a higher demand.

TGS is currently conducting expansion works for its pipeline system, which involve an investment of approximately US$ 42 million, in order to meet new firm transportation requirements for an additional capacity of 1.6 MMm3/d (56.5 MMcf/d), subscribed by Aluar Aluminio Argentino S.A.C.I. (“Aluar”) and gas producers. The works involve the construction of 80 km (50 miles) of loops along the San Martín pipeline and the revamping of a compressor plant, which will be concluded in the first semester of 2007. The investments will be financed by means of advance payments from the clients, which shall be cancelled through the effective rendering of services. These expansions will allow an increase in TGS gas transportation revenues of approximately Ps. 26 million.

The year 2006 did not bring a major breakthrough in the renegotiation of the tariffs: the UNIREN, a state organism set up by the Federal Executive Branch with the only purpose of renegotiating the contracts entered between the Argentine Government and the utility companies, presented two proposals with identical terms to the ones that had been outlined in 2005. In light of the lack of tariff adjustments and the ongoing increase of operation and maintenance costs, the profitability of the business becomes weaker and weaker. However, we are confident that in the short term there will be definitions on the part of the Argentine Government for the outline of an agreement suitable for TGS.

We anticipate that future expansions of the gas transportation system in the short and medium term will be conducted within the gas trust fund framework created by the Argentine Government for the financing of such works, while TGS will seek to play the new role of leading manager of such expansions. Specifically, TGS will manage the expansion of its pipeline system starting in 2007 that will involve an incremental capacity of 7.0 MMm3/d (247.2 MMcf/d). Under the terms of the management contract signed in December 2006, TGS will receive for its services the amount of Ps. 50 million plus value added tax, through notes to be issued by the works’ gas trust fund. The gas trust fund notes will be issued with an 8-year maturity, and the interests -accrued at a CER (Reference Stabilization Coefficient) annual rate plus a spread- will be paid quarterly along with principal payments. The works will be totally financed by the customers who subscribed the incremental capacity by means of three new gas trust funds and will be repaid -with a new additional specific charge equivalent to 380% of the current transportation tariffs- by industries, electricity power plants and large and medium-size

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businesses. The works will involve the installation of 705 km (438 miles) of loops in different sections of the San Martín and Neuba II pipelines, the construction of a new processing plant and the revamping of existing plants, which would increase the compression capacity by 146,500 HP. These assets will be owned by the works’ gas trust fund.

Financial and Operational Indicators of the Gas Transportation Segment

	2006	2005	2004
	(in millions of constant Argentine pesos at February 28, 2003, except for where otherwise stated)
FINANCIAL SELECTED INFORMATION (1)
Net revenues	492.0	460.0	434.3
Operating Income	211.4	202.8	199.4
Depreciation of property, plant and equipment	144.4	141.2	135.3
Investments in property, plant and equipment	119.9	140.4	86.6
Identifiable assets	3,836.4	3,882.9	4,004.4
OPERATING STATISTICS:
Average capacity hired on a firm basis (in MMm³/d)	71.6	68.3	63.6
Average capacity hired on a firm basis (in Bcf/d)	2.5	2.4	2.2
Average deliveries (in MMm³/d)	61.2	57.6	55.6
Average deliveries (in Bcf /d)	2.2	2.3	2.0
Average deliveries during the three-day peak (in MMm³/d)	74.6	74.4	69.8
Average deliveries during the three-day peak (in Bcf /d)	2.6	2.6	2.5
Annual load factor (2)	86%	84%	87%
Load factor during winter (2)	94%	92%	95%

(1) Information corresponding to consolidated financial statements.

(2) Ratio between the average deliveries of the year and average firm contracted capacity.

Non – Regulated Segment

NGL production and commercialization

The NGL production and commercialization segment involves the extraction of ethane, propane, butane, and natural gasoline from the gas flow that arrives to Cerri Complex, located in the nearabouts of Bahía Blanca and connected to all TGS main pipelines. Once the mentioned products are obtained, TGS commercializes them under different contractual methodologies, both in the local and foreign market. This activity also comprises storage and dispatch by truck and shipment of the NGL extracted at the Cerri Complex in facilities located in Puerto Galván. As opposed to the gas transportation segment, this activity is not regulated by ENARGAS.

In 2006, NGL revenues accounted for 55% of the total revenues of the Company, consolidating its position as the leading business segment of the company in terms of revenues. In 2006, revenues related to this segment escalated mainly driven by the rise of international prices, and

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to a lesser extent due to a 17% increase in production, which was higher than a million tons, record which had only been hit in the year 1999.

This production volume was achieved as a result of firm gas purchase agreements and other measures that mitigated the gas redirectioning and cuts to industries that had a negative impact on the operations of the Cerri Complex. This production volume allowed TGS not only to comply with the current regulations related to the supply to the local market of propane and butane outlined in the agreements entered into with the Federal Energy Bureau, but also to allocate the remaining volume to export businesses.

Throughout the year 2006, natural gasoline, propane and butane sales agreements with Petrobras International Finance Company (“PIFC”) were renewed for a further three-year term.

We also concluded further long-term agreements related to the gas processing for producers in the Cerri Complex, as well as operating agreements that mitigate the risks of gas richness deterioration and its consequent impact on the production of liquids.

Financial and Operational Indicators of NGL Production and Commercialization Segment

	2006	2005	2004
	(in millions of constant Argentine pesos at February 28, 2003, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION (1):
Net revenues	726.4	546.3	506.3
Operating income	370.8	258.5	276.0
Depreciation of property, plant and equipment	31.0	29.2	27.5
Investments in property, plant and equipment	17.7	23.0	12.6
Identifiable assets	449.9	473.8	452.3
OPERATING STATISTICS:
Liquids total production (in thousands of metric tons “Tn”)	1,036.4	882.5	969.0
Liquids total production (in thousands of short tons “short tn”)	1,142.4	972.8	1,068.1
Gas processing capacity (in MMm3/d)	43.0	43.0	43.0
Gas processing capacity (in Bcf/d)	1.5	1.5	1.5
Storage capacity (in thousands of metric tn)	54,840	54,840	54,840
Storage capacity (in thousands of short tn)	60,450	60,450	60,450

(1) Information corresponding to consolidated financial statements.

Other Services

This segment, which accounts for 7% of TGS total revenues, includes midstream and telecommunications services.

Midstream

Through midstream services, TGS provides integral solutions related to natural gas from wellhead up to the transportation systems. The services comprise gas gathering, compression and treatment - which are generally rendered to natural gas and oil producers at wellhead. The

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solutions also include activities related to the building, operation and maintenance of both pipelines and treatment and compressor plants. The services are rendered by TGS itself and by its subsidiaries Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”).

In 2006 TGS developed interesting projects which increased the revenues of this segment by more than 50% compared to its business performance in 2005, and also facilitated synergies among its many businesses. To illustrate this, TGS started the construction of a 16-inches link pipeline for a length of 57 km (35 miles) in the province of Chubut for Aluar, devised to increase gas volume to meet the operative needs of the plant expansion which is being conducted currently, and which is foreseen to start operations in the first semester of 2007.

In March 2006, TGS finalized the construction of a treatment and compression plant for Sipetrol Argentina S.A., in Tierra del Fuego Reception Base (BRTF) that receives gas from the offshore area CAM2A/South of the Poseidón platform. Moreover, TGS started the rendering of treatment and compression services to this plant for a five-year term.

TGS also completed the construction of a 14-inches link pipeline for a length of 14 km (9 miles), with a transportation capacity of 3 MMm3/d (105.9 MMcf/d), that links the Agua del Cajón field (operated by Capex S.A.) to the main pipeline Neuba I, in the province of Neuquén.

TGS will continue to pursue the development of new projects both in the domestic and regional markets, to add value to potential customers who may benefit from its know-how and experience both in the natural gas market and its by-products.

Telecommunications

Telecommunication services are provided through Telcosur, who renders services both as an independent “carrier of carriers” and to corporate clients within its influence area. To this purpose, Telcosur has a modern digital land radio connection system with SDH technology.

In 2006, to meet an increasing demand for cellular phone lines and internet broadband connections, and due to the expansion of its network between Bahía Blanca and Río Grande, Telcosur increased the volumes of existing businesses with operators and corporate clients, by means of both the capture of new clients and the renegotiation of business agreements, which enlarged the scope of the rendered services, provided for tariff increases and extended the terms of the effectiveness of such agreements.

As an evidence of Telcosur’s commitment with safety and environmental protection, it is relevant to point out that Moody International certified in December 2006 Telcosur’s Quality

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Management System in line with ISO 9001 standards and Telcosur’s Environmental Management System along with ISO 14001 standards.

Financial and Operating Indicators of Other Services

	2006	2005	2004
	(in millions of constant Argentine pesos at February 28, 2003, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION (1):
Net revenues	91.1	58.4	53.5
Operating income	33.8	16.0	10.8
Depreciation of property, plant and equipment	13.3	13.7	13.9
Investments in property, plant and equipment	15.4	4.0	2.6
Identifiable assets	166.5	183.5	194.9
OPERATING STATISTICS:
Compression capacity (in HP)	34,560	34,560	34,560
Treatment capacity (in MMm³/d)	18.3	19.3	19.3
Treatment capacity (in MMcf/d)	646.3	681.6	681.6

(1) Information corresponding to consolidated financial statements

Conduction of Operations, Safety, Environment and Quality

The reliability of our operations and the maintenance of our system’s integrity has been a key concern for us since our beginning. To address this issue, we have developed specific programs and invested in maintenance works that nowadays allow us to operate our system without service interruptions and with a permanent focus on continuous improvement.  In 2006, our maintenance investments were mainly oriented to ensure pipeline integrity, enhance the transportation system efficiency and adjust pipeline anomalies.

The major cause of failures in our system - external corrosion- was mitigated by means of the expansion of the cathodic protection system and measures that comprise in-line inspections, repair works and recoating. There has been no service interruption attributable to this cause for the last eight years.

Concerning the other major failure driver, stress corrosion cracking (“SCC”), we continued addressing the issue by means of the use of the best tools available in the market and the development of our own research technologies. Furthermore, we are conducting a study on the application of new in-line inspection technologies for the detection of SCC. In 2006, we concluded an agreement with a Russian company, which in the year 2007 will carry out an inspection of the Neuba I, from Sierra Barrosa to the Cerri Complex.

In order to mitigate damages produced by third parties, we have stepped up our patrolling tasks in the most populated areas of the pipeline system, and a new program to increase public

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awareness is under development through a Geographical Information System (GIS), which will enable us to increase public knowledge about TGS facilities.

All the effort we have invested in the maintenance of the pipelines allowed us to go beyond the reliability and availability rates set forth as goals by TGS (which are even more ambitious than the ones established by ENARGAS). Investments conducted in 2006 included works for efficiency recovery in two sections of the San Martín pipeline, through the implementation, unprecedented in Argentina, of a chemical-mechanical cleaning system, which triggered a volume increase of 0.2 MMm3/d (7.1 MMcf/d) in the mentioned sections. Another work of relevance in 2006 consisted in the adjustment carried out on the route of the San Martín pipeline system in the province of Buenos Aires, where 208 meters of pipes were replaced.

Regarding the TGS commitment to quality, environment and safety, outlined in its Policy of Quality, Environment, Safety and Occupational Health Policy, the most significant works and activities are detailed below:

✓

Moody International granted us the recommendation for the certification of TGS Safety and Occupational Health System in line with OHSAS 18,001 standards. We also successfully passed -with the same Certifying Agency- the maintenance Audit of the ISO 9,001 and 14,001.

✓

We have enhanced the monitoring of the freatic water level in the Cerri Complex by means of the addition of new measurement intervals.

✓

We introduced an online public consultation system through TGS web page, through which the public may find out about the projects undertaken by TGS, perform consultations about the environmental impact study and make enquiries.

✓

An integral survey on risks of explosion and fire and emergency impacts on the environment was carried out for the Cryogenic and Absorption plants and the Puerto Galván storage area.

✓

We completed the replacement of the ducts of the fire network in Cerri Complex storage sector and we also replaced Galván Plant sprinkler o-rings.

✓

We started a project in Cerri Complex and Puerto Galván, which will prevent the pollution of soil and water courses in the event of emergencies. We completed the construction of the first gathering pool in Cerri Complex and the drainage for most of the spheres located in Puerto Galván.

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✓

We continued with the Behavior-Based Safety Process in Cerri Complex, which allows us to make headway in accidents prevention.

Building on our human resources

Our corporate challenge of growing into a company that sets a model in management is a highly ambitious goal and calls for focusing all our efforts on three main pillars:

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giving a boost to the creativity of our staff.

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strengthening the leadership skills of our management team.

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generating a result-based motivation in all our employees.

Several actions were taken in 2006 to consolidate these goals. The measures aimed at increasing the required competences to reinforce the value proposal included in our Mission, within the framework of our corporate values.

We are aware that the management team has an inevitable responsibility in the coordination of the different actions of the personnel, the creation of a proper working atmosphere and an environment that fosters corporate learning; therefore, during the last year we worked on the design and implementation of a Leader Development Program. Said program, aimed at high and middle-level management aspires to promote a continuous learning of the best practices in the management of the human resources of the company.

In line with our determination to strengthen a leadership based on mutual trust that fosters a healthy and challenging work environment, where each employee can fulfill his career aspirations, TGS adopted a tool for monitoring the work environment: a survey designed by the “Great Place to Work Institute”. This survey has allowed us to compare our company with many leading companies, which are part of the sample. During the 2006 edition of such study, TGS was nominated as one of the best 60 companies to work at in Argentina, for which we received a special acknowledgment by the Buenos Aires Stock Exchange, which granted a prize to all listed companies that achieve leading positions in said sample.

The human team is truly committed to the future of the country, and can provide unmistakable evidence of a socially responsible action.

Our Youth Program “SOS JOVEN” devised to help our children, is a further space that we have opened for the family of our employees and an invitation to work and think together in the pursuit of a better future for our children. By supporting them in their choice of a professional vocation, by being by their side in their university career, by showing them the way in the

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adventure of their entrance into the labor market, TGS seeks to project towards society, through the children of our employees, the key values that inspire this work community.

We can proudly assert that over seventy teenagers have participated in the vocational guidance workshops and fourteen have been granted scholarships, in the framework of a program that is unprecedented among the other companies in the business segment. We take pride in this, since we are firmly convinced that the tutoring of young people who are true to their own destiny is an invaluable contribution to the development of society.

Although we are proud of our achievements, we know there is a long way to go. We look ahead in search for new challenges that foster our growth, and generate value in all those who receive the effort of our employees.

Relations with the Community

In our social responsibility policy, we promote our commitment to do everything within our reach to improve social conditions in education and health matters.

With the aim to implement a corporate social responsibility strategy, we have developed a number of programs designed to suit the needs of the communities in which we interact.

The majority of the programs are implemented jointly with Non-Governmental Organization (“NGO”), but the initiative of our employees formed the Corporate Volunteers Program, which is implemented in actions driven by the values and spirit of our people.

TGS continues supporting several programs and adding new proposals that reach different communities in our country. We daily honor our commitment to foster the development of the neediest social groups, as we believe this lays the foundation for the future of our country.

Social Programs

Corporate Volunteers Program: created in 2002 and led by a group of 90 employees who detect, project and implement social actions, in order to provide the most vulnerable communities with the tools that will allow them to support themselves in the future and improve their quality of life. In the pursuit of this goal, exceeding the expectations generated in the year 2005 with the implementation of 7 projects – in 2006 we conducted the 2nd Project Competition with the aim to select the best proposals. The task of the volunteers –with the guidance of the Fundación Compromiso- consisted in the detection of needs, the selection of the beneficiaries, and the development of action plans. Currently, we are conducting the implementation of the 12 selected projects.

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“Educational Farm for Development” Program: TGS joined Fundación Cruzada Patagónica to carry out this program that includes the formal education, production training (greenhouses, preserves, apiculture) as well as the institutional development of Patagonic communities. In 2006 we successfully assisted a group of cooperatives to start the production and commercialization of their own products. Furthermore, at the San Ignacio de San Martín de Los Andes School we have provided the students with better building infrastructure as well as with machinery for their woodwork area.

“Gas Stoves” Program: TGS joined Tendiendo Puentes (a non-profit organization that is the link between companies and food producers) in the assistance to 40 community refectories, which serve meals to 6,000 children and adults. TGS donates to them 2,000 kilograms of butane in different kinds of carafes and tubes.

 “Smiling Faces” Social Program: this undertaking provides access to free reparative surgery and has been defined by many professionals as the most important medical project in Argentina. In 2006, 100 new operations were added to the over 1000 operations carried out so far, which resulted in the improvement of the quality of life of many people.

 “Paper recycling Program”: with the cooperation of our employees, we have collected 6,558 kg of waste paper derived from administrative tasks in the company. We have had a revenue of Ps. 2,290 which permitted us to buy 469 kg of food supplies, which in turn we directly delivered to several community refectories for children in the Autonomous City of Buenos Aires.

“Open Book” Program of Fundación Leer: in our endeavor to search for solutions to the educational crisis, we continue our joint work with the Fundación Leer with the aim to encourage reading habits and improve literacy levels in our communities. In 2006, we consolidated and concluded the work with the six institutions of the provinces of Buenos Aires, Chubut, Neuquén and Santa Cruz. The project allowed the creation of Reading Corners in the six institutions, to which 1,800 new books for children and young readers were allocated. Besides, during the Reading Festival, over 660 books were donated, benefiting 600 children and training teachers and volunteers of the institutions.

Scholarships

The Instituto Tecnológico de Buenos Aires (ITBA) developed a scholarship system that allows provincial students with no financial means to enroll in the career of Engineering. Currently, we are committed to provide for the total study expenses of a student who is enrolled in Mechanical Engineering, and we additionally give him a supplementary money allowance in order to enable him to live in Buenos Aires.

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On the other hand, through the Scholarship Program developed by the Fundación Cimientos, we continue tutoring 40 children from the cities of Cutral-Co and Plaza Huincul (Neuquén) with the objective to ensure their permanence in the formal education system.

Donations

After the assessment of the different projects, in which the requirements of Non-Governmental Organizations and controlling agencies are analyzed, TGS grants financial aid to several initiatives.

Prizes and acknowledgements

During 2006, we received several prizes and acknowledgements: an award for the Best Energy Company in 2005 (Fortuna Magazine), the prize to the 2005 Exporter (Ministry of Economy, Ministry of Internal Affairs and Prensa Económica Magazine), a prize to the Excellence in Institutional Communication in 2005 Annual Reports (Imagen Magazine), a prize to the Communicative Social Responsibility to Fundación Compromiso for the Corporate Volunteers Program TGS 2005/2006 (Continental Radio Program “El Duende De La Responsabilidad Social Empresaria”) and an acknowledgement for the strategic alliance in the program of support to the Patagonic schools (Fundación Cimientos).

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TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2006 and 2005, which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP, and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas  (National Gas Regulatory Agency in Argentina, “ENARGAS”).

The Company’s consolidated financial statements for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 have been audited by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina (“Price”), independent auditors.

1- Basis of Presentation of Financial Information

Effects of inflation:

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been

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originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Executive Branch (“Executive Branch”) issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003.

2. Results of Operations

The following table presents a summary of the results of operations for the year ended December 31, 2006 and 2005:

	2006	2005	Variation
	(in millions of Argentine pesos)
Net revenues	1,309.5	1,064.7	244.8
Gas transportation	492.0	460.0	32.0
NGL production and commercialization	726.4	546.3	180.1
Other services	91.1	58.4	32.7
Costs of sales	(623.9)	(527.1)	(96.8)
Operating costs	(434.9)	(332.4)	(102.5)
Depreciation and amortization	(189.0)	(194.7)	5.7
Gross profit	685.6	537.6	148.0
Administrative and selling expenses	(115.4)	(94.6)	(20.8)
Operating income	570.2	443.0	127.2
Other expenses, net	(0.7)	(6.1)	5.4
Loss (gain) on related companies	(0.5)	2.6	(3.1)
Net financial results	(189.0)	(209.1)	20.1
Income tax expense	(21.9)	(12.8)	(9.1)
Net income	358.1	217.6	140.5

Overview

For the year ended December 31, 2006, the Company has reported a net income of Ps. 358.1 million, in comparison to the Ps. 217.6 million net income recorded in the year 2005. This increase basically reflects the high performance of the NGL production and commercialization segment, driven by higher sale prices of ethane, higher volume of tons sold and higher international reference prices.

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Net revenues

Gas transportation

Gas transportation service is the main business activity of the Company, taking into account the invested capital and the resources involved in its operation, not being as important in the relative participation in the total net revenues of the Company because of the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1 since the enactment of the Economic Emergency Law. This business segment represented approximately 38% and 43% of total net revenues earned during the years ended December 31, 2006 and 2005, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for the year ended December 31, 2006 increased by 7 % as compared to the year 2005. This increase was principally due to of a Ps. 21.2 million impact derived from the new firm transportation contracts, some of which came into effect as a consequence of the San Martín pipeline expansion ended in August 2005, which increased the transportation capacity by 2.9 MMm3/d (102.4 MMcf/d).

This project involved the construction of approximately 509 km (316 miles) of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of TGS’s existing compressor units.

This expansion was carried out within the framework of the Decree No. 180/04 issued by the Executive Branch and the Resolution No. 185/04 issued by the Ministry of Federal Planning and Public Service, which allows the creation of trust fund to finance gas transportation system expansions in light of the lack of expansion of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the License is still pending) and a growing gas demand in certain segments of the Argentine economy.

The gas trust fund created by the National Government for this expansion financed US$ 311 million from a total amount of US$ 351 million, while TGS invested approximately US$ 40 million (including Value Added Tax for U$S 7 million), which are repaid by means of the revenues generated by new contracts based on the 80% of the current tariffs. These revenues reflected an increase of Ps. 17 million and Ps. 3.4 million for the years ended December 31, 2006 and 2005, respectively.

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The gas trust fund repays it investment by means of the 20% of the total net revenues generated by the current tariffs and collects an additional specific charge, which is finally paid by industries, power plants and CNG suppliers which gas transportation supply is made under firm contracts. This charge represents an 81.6% increase in the current tariffs.  The works financed by this means, are owned by the gas trust fund and, TGS, as well as being in charge of the management of the works, is responsible for the operation and maintenance of the gas financial trust assets.

Revenues related to the interruptible transportation service might be affected in the future due to the creation of the Gas Electronic Market in line with the provisions of the Executive Branch Decree No. 180/04 (for further information on this issue and on the current status of tariff renegotiation see Note 7.b. to the consolidated financial statements). Revenues related to this service amounts to Ps. 34.9 million and Ps. 24.9 million for the years ended December 31, 2006 and 2005, respectively.

NGL production and commercialization

As opposed to the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 55% and 51% of TGS’s total net revenues during the years ended December 31, 2006 and 2005, respectively. NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline for both the Company’s own account and on behalf of its clients. TGS sells its production of propane and butane in the local market to NGL marketers. These products and natural gasoline are exported to Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A. at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. (“Polisur”) at agreed prices. Moreover the Company, under certain agreements, processes the natural gas for both the Company’s own account and on behalf of its clients, collecting a commission for the extracted liquids delivered to its clients.

NGL production and commercialization revenues increased by Ps. 180.1 million in the year ended December 31, 2006, as compared to the year 2005, as a consequence of higher revenues derived from: (i) Ps. 64.0 million due to an increase of 16 % in the tons sold in 2006 (ii) Ps. 55.6 million attributable to higher sale price of ethane agreed with Polisur in the agreement effective

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from January 2006, and (iii) Ps. 25.9 million due to higher international reference prices on exports.

Other services

The other services segment is not subject to regulations by ENARGAS.

The Company renders services called “midstream”, that mainly consist in gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants.

Other services revenues include telecommunication services rendered by Telcosur S.A., a company controlled by TGS. Revenues from other services segment increased by Ps. 32.7 million in the year ended December 31, 2006 as compared to the year 2005, mainly due to higher midstream services sales for     Ps. 11.0 million, construction services sales for Ps 7.8 million and telecommunications services sales for Ps. 5.2 million.

Cost of sales and administrative and selling expenses

Cost of sales and administrative and selling expenses for the year ended December 31, 2006 increased by approximately Ps. 117.6 million as compared to the year 2005. This variation derives mainly from: (i) Ps. 53.5 million of higher NGL production costs due to increases in the price of the natural gas; (ii) Ps. 19.6 million due to higher labor costs and (iii) Ps. 14.4 million of higher accruals for easement expenses.

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Net financial results

Net financial results for the year ended December 31, 2006 reported a positive variation of Ps. 20.1 million as compared to the year 2005.  The breakdown of net financial results is as follows:

	2006	2005
	(in millions of Argentine pesos)
Generated by assets
Interest income	30.6	15.4
Foreign exchange gain	13.4	15.8
Other financial results, net	1.7	(0.3)
Subtotal	45.7	30.9

Generated by liabilities
Interest expense	(193.7)	(185.5)
Foreign exchange loss	(26.5)	(40.2)
Other expenses and financial charges	(14.5)	(14.3)
Subtotal	(234.7)	(240.0)
Total	(189.0)	(209.1)

The variation is mostly attributable to the Ps. 15.2 million gain in interest as a result of greater investment in financial instruments. In addition, as a consequence of a lower devaluation of the Argentine Peso against the US dollar in the year ended December 31, 2006, the foreign exchange loss was lower by Ps. 11.3 million against the year 2005. Both effects were partially offset by a higher cost of debt associated with the increase in the accrual interest rate and a higher exchange rate, partially reduced by a more than 20% decrease of the Company’s indebtedness.

Other expenses, net

In the year ended December 31, 2006, other expenses, net experienced a positive variation of Ps. 5.4 million compared to year 2005, principally due to a gain recorded of Ps. 24.7 million related to an insurance liquidation associated with the damage of a facility located at the Cerri Complex in 2005.  This positive variation was partially offset by higher allowances recorded by Ps. 22.6 million.

Income tax

Income tax expense increased by Ps. 9.1 million in the year 2006 compared to the year 2005, basically as a result of higher accrual of income tax of Ps. 53.6 million in the year 2006, partially offset by a higher reversal of a tax loss carry-forward allowance of Ps. 43.1 million.

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3. Liquidity

The Company’s primary sources and uses of cash during the years ended December 31, 2006 and 2005, are shown in the table below:

	2006	2005	Variation
	(in millions of Argentine pesos)
Cash flows provided by operating activities	606.2	584.7	21.5
Cash flows used in investing activities	(127.4)	(166.1)	38.7
Cash flows used in financing activities	(513.5)	(241.5)	(272.0)
Net (decrease) / increase in cash and cash equivalents	(34.7)	177.1	(211.8)

Cash flows provided by operating activities for the year ended December 31, 2006, increased slightly compared to the year 2005, mainly due to higher sales, although costs have increased as well, offsetting partially this positive variation. Moreover, this variation includes a collection for an advance payment of U$S 22 million to the pipeline supplier regarding the pipeline expansion performed in 2005.

Cash flows used in investing activities in 2006 were lower by 20% in comparison with the year 2005, in which the Company invested approximately Ps. 100 million in the San Martín pipeline expansion.

Cash flows used in financing activities more than doubled the ones used in 2005, as a consequence of an important debt reduction during 2006 with the aim to strengthen the Company’s financial level to support the future growth of its business.

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4. Fourth quarter 2006 vs. Fourth quarter 2005

The following table presents a summary of the consolidated results of operations for the fourth quarters ended December 31, 2006 and 2005:

	2006	2005	Variation
	(In millions of Argentine pesos)
Net revenues	350.3	328.4	21.9
Gas transportation	123.8	120.9	2.9
NGL production and commercialization	201.5	195.4	6.1
Other services	25.0	12.1	12.9
Cost of sales	(174.6)	(155.4)	(19.2)
Operating costs	(127.0)	(105.6)	(21.4)
Depreciation and amortization	(47.6)	(49.8)	2.2
Gross profit	175.7	173.0	2.7
Administrative and selling expenses	(36.4)	(37.0)	0.6
Operating income	139.3	136.0	3.3
Other expenses, net	(16.2)	(2.5)	(13.7)
Gain on related companies	0.1	0.1	0.0
Net financial results	(29.5)	(116.6)	87.1
Income tax	(8.4)	(8.5)	0.1
Net income	85.3	8.5	76.8

Total net revenues for the fourth quarter of 2006 increased by 6.6% in comparison with the year 2005. Gas transportation revenues for the fourth quarter of 2006 experienced a slightly increase as a result of more interruptible gas transportation services rendered. NGL production and commercialization revenues increased by Ps. 6.1 million in the fourth quarter 2006, as compared to the year 2005, mainly due to an increase in the sale prices of ethane agreed with Polisur. In the fourth quarter of 2006, other services revenues increased by Ps. 12.9 million mainly due to the effect of higher revenues generated by midstream and construction services rendered.

Costs of sales and administrative and selling expenses for the fourth quarter of 2006 rose by Ps. 18.6 million, from Ps. 192.4 million registered in the fourth quarter of 2005 to Ps. 211 million for the year 2006, mainly due to an increase of NGL Production and Commercialization segment costs and labor costs.

In the last quarter of 2006, other expenses, net experienced an increase of Ps. 13.7 million compared to the same period of 2005, principally due to higher allowances recorded by Ps. 15.3 million.

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Net financial results reported a Ps. 29.5 million loss in the fourth quarter of 2006 as compared to the Ps. 116.6 million loss reported in the same quarter of 2005. The positive variation of Ps. 87.1 million is mostly attributable to: (i) a foreign exchange loss by Ps. 76.9 million recorded in the fourth quarter of 2005 derived from the effect of the Peso devaluation by 4% against the US dollar and (ii) a Ps. 26.2 million foreign exchange gain in the last quarter of 2006.

Income tax expense in the fourth quarter of 2006 practically reported no variations compared to the same quarter of 2005. The income tax recorded in the fourth quarters of 2006 and 2005 are net of the positive effect regarding the reversal of the tax loss carry-forward allowances by Ps. 32.8 million and Ps. 6.4 million, respectively.

5. Consolidated Balance Sheet Summary

Summary of the consolidated balance sheet information as of December 31, 2006, 2005, 2004, 2003 and 2002.

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2006	2005	2004	2003	2002
Current assets	711,841	720,262	610,659	810,525	354,513
Non-current assets	4,427,401	4,476,968	4,534,812	4,642,704	5,091,179
Total	5,139,242	5,197,230	5,145,471	5,453,229	5,445,692

Current liabilities	378,748	339,459	354,959	3,383,493	3,654,379
Non-current liabilities	1,978,363	2,433,664	2,583,912	11,064	18,815
Subtotal	2,357,111	2,773,123	2,938,871	3,394,557	3,673,194
Minority Interest	2	-	-	-	-
Shareholders’ equity	2,782,129	2,424,107	2,206,600	2,058,672	1,772,498
Total	5,139,242	5,197,230	5,145,471	5,453,229	5,445,692

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6. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the years ended December 31, 2006, 2005, 2004, 2003 and 2002.

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2006	2005	2004	2003	2002
Operating income	570,130	442,897	453,750	406,897	435,858
Other expenses, net	(731)	(6,110)	(33,678)	(26,438)	(6,123)
Loss (gain) on related companies	(442)	2,607	(643)	4,030	(4,597)
Net financial results	(189,043)	(209,072)	(260,935)	(219,847)	(1,071,371)
Net income / (loss) before income tax	379,914	230,322	158,494	164,642	(646,233)
Income tax (expense) / benefit	(21,891)	(12,815)	(10,566)	121,532	37,831
Minority interest	(1)	-	-	-	-
Net income / (loss)	358,022	217,507	147,928	286,174	(608,402)

7. Statistical Data (Physical Units)

	As of December 31,					Fourth quarter ended December 31,
	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002
Gas Transportation
Average firm contracted capacity (thousands of m³/d)	71,552	68,260	63,630	61,663	61,441	71,424	71,400	64,332	61,824	61,337
Average daily deliveries (thousands of m³/d)	61,215	57,636	55,576	52,608	49,350	57,558	55,205	53,738	51,556	40,851

NGL production and commercialization
* Production
Ethane (metric tons “mt”)	380,233	341,720	345,748	330,737	324,506	99,782	93,405	78,789	86,396	80,146
Propane and butane (mt)	542,315	444,420	516,918	499,281	491,096	144,332	130,445	133,392	141,663	104,477
Natural Gasoline (mt)	113,883	96,379	106,325	98,165	92,911	30,072	28,688	26,939	28,033	19,171
* Local market sales (a)
Ethane (mt)	380,233	341,720	345,748	330,737	324,506	99,782	93,405	78,789	86,396	80,146
Propane and butane (mt)	287,421	252,386	291,462	255,315	265,424	68,972	43,641	78,717	80,001	61,343
Natural Gasoline (mt)	4,109	4,925	12,301	9,852	14,012	1,128	1,854	4,555	2,122	2,293
* Exports (a)
Propane and butane (mt)	250,234	199,888	245,495	258,099	224,515	82,905	86,988	55,372	81,846	55,455
Natural Gasoline (mt)	110,643	93,288	92,874	84,081	77,378	34,539	30,176	21,189	19,346	17,886

(a) Includes natural gas processed on behalf of third parties.

8. Comparative ratios

	As of December 31,
	2006	2005	2004	2003	2002
Liquidity (Current assets to current liabilities)	1.88	2.12	1.72	0.24	0.10
Shareholder’s equity to total liabilities	1.18	0.87	0.75	0.61	0.48
Non current assets to total assets	0.86	0.86	0.88	0.85	0.93
Net income to average shareholder’s equity	0.14	0.09	0.07	0.15	(0.29)

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9. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2006	2005	2004	2003	2002
January	3.25	3.37	3.16	1.06	1.78
February	3.20	3.55	3.06	1.29	1.20
March	3.19	3.40	3.08	1.22	1.05
April	3.11	3.04	2.54	1.66	0.82
May	3.04	3.60	2.38	1.63	0.64
June	3.01	3.26	2.37	1.77	0.51
July	3.18	3.65	2.53	1.76	0.61
August	3.06	3.64	2.58	1.67	0.95
September	3.40	3.79	2.86	1.87	0.94
October	3.56	3.80	3.06	1.88	1.10
November	3.64	3.50	3.03	2.18	1.27
December	4.19	3.36	3.05	2.65	1.10

TGS Outlook

We are aware of the challenges that lie ahead of us, which will have to be overcome in the future in the pursuit of our goals. In the regulated business field, we know that the lack of gas supply and the change in the way transportation system expansions are conducted call for the definition of a new role for TGS: we should become the leading managers of future expansions. Besides, our efforts should converge on an agreement with the Government on a tariff that results convenient to our company.

In the non- regulated segment, our strategy for the business of production and commercialization of NGL will be oriented basically to ensure gas supplies, through long-term agreements with gas producers, and to the enhancement of production in order to protect margins in the long-term. As regards midstream businesses, our strategy is directed to maintaining and consolidating construction as well as operation and maintenance businesses, seizing new opportunities to achieve synergies with the gas transportation and NGL production and commercialization segments.

Besides, we will keep up to our high operative standards, maintaining the reliability and availability ratios, guaranteeing the overall operational efficiency of TGS and enhancing our infrastructure for the development of new businesses and the supply of demand.

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If we want to become the company we want to be, we must build the future on our human resources, developing managerial skills in all management levels, consolidating a management style in line with the values of our company.

Board of Directors’ Proposal

Earning distribution for the year ended December 31, 2006, submitted for consideration to the Shareholders’ Meeting, is as follows:

Basis of distribution:	Thousands of constant Argentine pesos, as of February 28, 2003
Unappropriated retained earnings balance after earning distribution approved by the Shareholders’ Meeting held on March 20, 2006	319,279
Net income for 2006	358,022
Total	677,301
Proposal: Legal Reserve	17,901
Unappropriated retained earnings	659,400

Autonomous City of Buenos Aires, February 5, 2007.

Joăo Bezerra

Chairman

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TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006						2005
	Shareholders´ contributions			Retained Earnings			
	Common stock	Inflation adjustment to common stock	Total common stock	Legal reserve	Retained earnings	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	154,446	330,154	2,424,107	2,206,600
Appropriation to legal reserve (1)	-	-	-	10,875	(10,875)	-	-
Net income for the year	-	-	-	-	358,022	358,022	217,507
Balances at the end of the year	794,495	1,145,012	1,939,507	165,321	677,301	2,782,129	2,424,107

The accompanying notes are an integral part of these consolidated financial statements.

(1) Resolution of the Ordinary Shareholders' Meeting held on March 20, 2006.

João Bezerra
Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

  1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors  in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Energía and a subsidiary of Petrobras Energía, 40% by an Argentine affiliate of ABN AMRO BANK N.V. Tr0ust, (“the Trust”), and the remainder 10% by a subsidiary of Enron Corp. (“Enron”).

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”), signed by Petrobras Energía and Enron subsidiaries on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Energía and its subsidiaries transferred their TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

The second stage will be implemented through the Restructuring Agreement signed on September 7, 2005 among CIESA, its current shareholders and its creditors. This agreement consists of two stages: the first one that is the partial refinancing of CIESA’s indebtedness (due in April 2002) for approximately US$23 million that has been completed, and the second one that will be achieved once the approvals of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”), ENARGAS and Comisión Nacional de la Defensa de la Competencia are obtained, the cancellation of the remaining debt (whose principal amounts to US$ 201 million) through CIESA’s transfer to its creditors of TGS class “B” common shares that accounts for approximately 4.3% of TGS’s common stock (which will be simultaneously exchanged for the 10% of CIESA’s outstanding shares held by a subsidiary of Enron), and the issuance of new CIESA’s shares in such a manner that the creditors will hold 50% of the common stock. Finally, the Trust will transfer its CIESA’s shareholding to Petrobras Energía, in order to hold the remaining 50%.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”) and the regulations of the CNV and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), over which it has effective control. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the Professional Council in Economic Sciences of Autonomous City of Buenos Aires (“CPCECABA”). The accounting

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of December 31, 2006 and 2005 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31,	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the fiscal years ended December 31, 2006 and 2005.

a)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of long-lived assets, and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

b)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

c)

Harmonization of accounting standards

In August 2005, CPCECABA approved the Resolution CD No. 93/05, which incorporates changes in the professional accounting standards, as a consequence of an agreement with the Argentine Federation in order to harmonize accounting standards in Argentina. The above mentioned resolution came into effect as from January 1, 2006, however the application of certain standards is mandatory as from January 1, 2008. Nevertheless, in December 2005, the CNV issued Resolutions No. 485 and No. 487, which adopt the resolution issued by the CPCECABA with certain modifications, and its application is required for the fiscal years started as from January 1, 2006.

The new accounting standards establish, among other issues: (i) as fair value for Property, Plant and Equipment, the discounted cash flow at a rate that provides for time value of cash and specific risk of the assets; (ii) the valuation at nominal value of deferred tax assets and liabilities and (iii) account or disclose in notes to the financial statements the deferred tax arising from the inflation adjustment in the residual value of Property, Plant and Equipment. In this regard, TGS chose to disclose the deferred tax in notes to the financial statements (Note 2.l).

d)

Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest if applicable at the end of each year, have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each year. Detailed information is disclosed in Exhibit G.

f)

Inventories

Inventories consist of natural gas in the pipeline system owned by TGS (in excess of line pack classified as property, plant and equipment) and third parties, and NGL obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its net realizable value.

g)

Current investments

Bank accounts, private bonds and fixed-term deposits in local and foreign currency have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds and government bonds in foreign currency have been valued at market value at year-end.

h)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities and asset tax credit) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Loans have been valued based on the present value of the amounts expected to be paid (include additional interests of Tranche B-A of the restructured debt, in accordance with the Company’s estimates), using the

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method (net of the valuation allowance for non-recoverable deferred tax assets) and the asset tax credit have been calculated at their nominal value.

i)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% are  Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”) and have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Exhibit C, which have been prepared applying the same accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2006 and 2005, the investment in Link has been adjusted by Ps. 4,368 and Ps. 4,538, respectively, due to the elimination of intercompany profits.

The Company considers its foreign subsidiary TGU to be a “non-integrated subsidiary”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

As of September 30, 2006, EGS recorded losses that exceeded the book value of the investment booked by the Company. Since the Company is committed to provide additional financial support to EGS, the Company has recorded the losses in excess of the carrying amount of the investment as other liabilities.

The Company’s management is not aware of any significant subsequent events which affected the financial statements of EGS, Link and TGU as of September 30, 2006.

j)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million.  Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.b).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

-

Capitalization of exchange loss: Resolutions No. 3/2002 and 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

-

Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, provided they are lower than the maximum useful lives established by the ENARGAS through Resolutions No. 1,660 and No. 1,903.

Regarding NGL production and commercialization assets, TGS applied individual depreciation rates to the different class of capital assets.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the income statement.

Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Financial charges capitalization: The company capitalizes interest and other financial charges on long term construction projects. Interest capitalized was Ps. 2,622 and Ps. 6,294 for the years ended December 31, 2006 and 2005, respectively.

Based on the projections made as discussed in Note 2.a) and c), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its fair value.

k)

Intangible assets

The intangible assets balance includes costs generated by the acquisition of turbine maintenance and repair licences. Intangible assets have been valued at their acquisition cost, less accumulated amortization. Licenses acquisition costs shall depreciate in a 5-year period.

l)

Income tax provision

The Company and its subsidiary have calculated their respective income taxes using the deferred tax method, which considers the effect of temporary differences between the financial reporting and income tax bases of accounting.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The reconciliation between the current tax an the income tax expense charged to the statement of income is as follows:

	2006	2005
Current Tax	(1,714)	(611)
Temporary differences variation	(6,042)	(34,096)
Tax loss carryforwards utilization	(158,684)	(79,470)
Deferred tax assets allowance	144,549	101,362
Income tax expense	(21,891)	(12,815)

The components of the net deferred tax asset and liabilities as of December 31, 2006 and 2005 are the following:

Non current deferred tax assets and liabilities	2006	2005
Present value advanced payments from clients	451	-
Allowance for doubtful accounts	98	98
Deferred revenues	(744)	(800)
Present value other receivables	5,769	3,387
Property, plant and equipment, net	(81,612)	(84,050)
Other provisions	835	848
Provision for contingencies	17,547	8,574
Deferred exchange difference (1)	-	29,001
Foreign exchange gain generated by current investments	651	(1,198)
Accrued interest from loans	18,221	11,548
Vacation allowance	1,532	1,382
Tax loss carryforwards	110,750	269,434
Deferred tax assets allowance	-	(144,549)
Net deferred tax asset	73,498	93,675

(1) Corresponds to the loss caused by the devaluation of the Argentine Peso as of December 31, 2002 which according to Decree No. 2,568/02, is deductible for income tax purposes in five years from 2002 to 2006.

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax expense for the years ended December 31, 2006 and 2005 as follows:

	2006	2005
Pre-tax income	379,914	230,322
Statutory income tax rate	35%	35%
Income tax expense at statutory income tax rate	(132,970)	(80,613)
Permanent differences at statutory income tax rate
- Inflation adjustment	(32,781)	(35,908)
- Variation in deferred tax assets allowance	144,549	101,362
- Non-taxable income or non-deductible expenses	447	1,274
- Others	(1,136)	1,070
Total net income tax expense	(21,891)	(12,815)

The accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002 (1)	766,286	2007
Utilization in 2006	(449,858)
Accumulated tax loss carryforward	316,428

(1)

Remainder after the filing of the tax return form for fiscal year 2005.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal projections made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company’s results of operations. As of December 31, 2005, the Company was uncertain that it would recover its entire deferred tax assets through future taxable income. Accordingly, at such date, the Company recognized a valuation allowance of Ps. 144,549 against its deferred tax assets.

As mentioned in Note 2.c), TGS has decided to disclose in note to the consolidated financial statements the deferred tax liability generated by the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment. This deferred tax liability does not constitute an account payable, but it is a liability to be reversed in the period this book value is depreciated. In compliance with Resolution No. 487 of the CNV, TGS informs that, in the case that liability had been recognized, the deferred tax liability as of December 31, 2006, would have increased in Ps. 724,221 (generating a net liability position of Ps. 650,771) and a negative impact of Ps. 756,935 in the “Adjustment to prior years” account (including a gain of Ps. 33,817 which corresponds to the fiscal year ended December 31, 2005) and a positive effect of Ps. 32,714 on the Company’s net income. Additionally, in 2006 and subsequent years, TGS would have recorded a lower income tax expense as follows:

Amount
Year 2007	31,772
Year 2008	31,238
Year 2009	30,960
Year 2010	30,666
Year 2011	30,612
Year 2012 onwards	568,973
Total	724,221

m)

Asset tax provision

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet. This tax credit has been recorded at its nominal value according to what it is mentioned in Note 2.h).

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The breakdown of the asset tax credit as of December 31, 2006 is as follows:

Fiscal year	Amount	Year of expiration
2002	10,395	2012
2003	26,214	2013
2004	23,861	2014
2005	22,680	2015
2006	28,491	2016
Balance at the end of the year	111,641

n)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

In addition, TGS recognized a valuation allowance as of December 31, 2005, to adjust the remaining balance of the deferred tax assets, which, based on the Company’s income estimates and the utilization of the tax loss carryforwards, was reversed in the fiscal year 2006.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Note 9 and Exhibit E.

o)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock nominal value" which is stated at original cost. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Statement of Changes in Shareholders’ Equity.

p)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

q)

Statement of income accounts

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Accounts relating to the statement of income have been recorded considering the following criteria:

-Accounts that accumulate monetary transactions, at their nominal value.

-Expenses related to consumption of non-monetary assets valued at their acquisition cost have been restated to reflect the effects of the inflation as described in Note 2.b).

-Equity in (losses) / earnings of affiliates were determined on the basis of TGS’ affiliates’ results and were disclosed under “Equity in (losses) / earnings of affiliates”.

Other expenses, net for the years ended December 31, 2006 and 2005, include the following items:

	2006	2005
Insurance liquidation associated with the damage of a facility located at the Cerri Complex	24,722	-
Allowances	(26,115)	(3,490)
Others	672	(2,618)
Total other expense, net	(721)	(6,108)

r)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2006 and 2005 have been calculated based on 794,495,283 outstanding shares during each period. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues minus operating expenses. In the calculation of operating income / (loss), the following items have not been included: other expenses, net, equity in (losses) / earnings of affiliates, net financial expense and income tax expense.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

As of and for the year ended December 31, 2006	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	491,996	726,393	91,113	-	1,309,502
Operating income / (loss)	211,379	370,836	33,864	(45,949)	570,130
Depreciation of property, plant and equipment	144,401	31,050	13,294	3,908	192,653
Additions to property, plant and equipment (includes work in progress)	119,882	17,719	15,429	3,381	156,411
Identifiable assets	3,836,424	449,891	166,475	686,452	5,139,242
Identifiable liabilities	121,982	61,709	9,734	2,163,686	2,357,111

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

As of and for the year ended December 31, 2005	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	460,008	546,302	58,428	-	1,064,738
Operating income / (loss)	202,787	258,470	15,952	(34,312)	442,897
Depreciation of property, plant and equipment	141,211	29,251	13,664	2,867	186,993
Additions to property, plant and equipment (includes work in progress)	140,388	23,015	4,034	4,093	171,530
Identifiable assets	3,882,854	473,787	183,561	657,028	5,197,230
Identifiable liabilities	68,145	61,074	8,067	2,635,837	2,773,123

The Company renders services of gas transportation principally to gas distribution companies, to Petrobras Energía, to Profertil S.A. (“Profertil”) and to Repsol-YPF S.A. (“Repsol-YPF”). Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2006 and 2005 are as follows:

	As of December 31,
	2006	2005
MetroGAS S.A.	176,474	173,518
Camuzzi Gas Pampeana S.A.	89,501	83,696
Gas Natural BAN S.A.	70,042	64,477
Petrobras Energía	26,635	25,173
Camuzzi Gas del Sur S.A.	23,915	22,542
Profertil	11,459	11,577
Repsol-YPF	27,346	16,853

Significant customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFCO”), a subsidiary of Petrobras Petróleo Brasileiro S.A. and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the years ended December 31, 2006 and 2005 are as follows:

                                                                                  As of December 31,

	2006	2005
PIFCO	530,212	383,871
Polisur	238,188	141,547

4.     SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2006 AND 2005.

		2006	2005
a)	Current accounts receivable
	Gas transportation
	MetroGAS S.A.	16,649	16,828
	Camuzzi Gas Pampeana S.A.	8,473	8,252
	Gas Natural BAN S.A.	7,358	7,489
	Camuzzi Gas del Sur S.A.	2,189	1,982
	Profertil	1,158	1,183
	Repsol-YPF	6,997	5,758
	Related companies	3,469	4,899
	Others	12,628	11,860
	Subtotal	58,921	58,251

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

	2006	2005
NGL production and commercialization
Polisur	25,089	10,909
Pan American Energy LLC (Argentine Branch)	7,979	2,153
Total Austral S.A.	5,790	7,305
Related companies (Note 10)	50,681	68,751
Others	6,456	12,830
Subtotal	95,995	95,199

	Other services
	Pan American Energy LLC (Argentine Branch)	2,085	7,438
	Profertil	3,340	3,305
	Sipetrol Argentina S.A.	538	-
	Related companies (Note 10)	9,246	4,459
	Others	9,109	11,880
	Subtotal	24,318	27,082

	Allowance for doubtful accounts (Exhibit E)	(920)	(920)
	Total	178,314	179,612

b)	Other current receivables
	Tax credits	23,592	8,004
	Prepaid insurance expense	4,589	4,369
	Advanced payments to suppliers	9,737	1,388
	Others	7,717	8,019
	Total	45,635	21,780

c)	Non-current accounts receivable
	Other services
	Pan American Energy LLC (Argentine Branch)	-	2,368
	Profertil	14,710	16,025
	Total	14,710	18,393

d)	Other non-current receivables
	Deferred income tax (Note 2.l)	73,498	93,675
	Asset tax credit (Note 2.m)	111,641	80,085
	Easement expense to be recovered	4,233	4,233
	Others	4,338	4,169
	Total	193,710	182,162

e)	Current accounts payable
	Suppliers	152,285	91,146
	Advances from clients	27,054	31,968
	Related companies (Note 10)	2,451	4,978
	Total	181,790	128,092

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

		2006	2005
f)	Taxes payable
	Asset tax, net	13,733	6,364
	Turnover tax	884	1,539
	Value added tax (“VAT”)	1,917	-
	Tax on exports	803	702
	Others	3,468	2,595
	Total	20,805	11,200

g)	Other liabilities
	Provisions for contingencies (Exhibit E)	50,133	24,497
	Provisions for GdE lawsuit (1)	11,517	43,326
	Other provisions	676	689
	Total	62,326	68,512

h)	Non-current accounts payable
	Advanced payments from customers	59,839	17,221
	Total	59,839	17,221

(1) Net of the cost of Cordillerano Pipeline expansion which belongs to the Argentine Government. This cost amounted to Ps. 32,418 and Ps. 17,537 as of December 31, 2006 and 2005, respectively, and was compensated of the final amount of the sentence, according to Decree No. 959/04.

5.   SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the year to net cash flows from operating activities.

 Cash and cash equivalents at the end of each year are as follows:

	As of December 31,
	2006	2005
Cash and banks	6,583	2,418
Current investments	471,673	510,526
Total cash and cash equivalents	478,256	512,944

Non-cash transactions are as follows:

	As of December 31,
	2006	2005
Acquisition of Property, plant and equipment through an increase in Accounts Payable	36,079	7,337
Financial charges capitalization	(286)	(1,647)

Cash flows resulting from operations include net financial expense generated by cash and cash equivalents as of December 31, 2006 and 2005 for Ps. 33,405 and Ps. 24,808, respectively.

6.   LOANS

Short-term and long-term debt as of December 31, 2006 and 2005 comprises the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

	2006	2005
Current Loans:
Tranche A:
2004 Euro medium – term notes (“EMTN”) Program: Series 1 notes	54,381	63,930
Privately placed notes	3,414	9,875
Inter-American Development Bank (“IDB”) loans	30,197	34,835

1999 EMTN Program: Series 2 notes (1)	92	379

Interests payable	8,003	7,510
Leases (rates between 7.65% and 9.00%)	2,976	2,765
Total current loans	99,063	119,294

Non current loans:
Tranche A
2004 EMTN Program: Series 1 notes	331,490	625,675
Privately placed notes	20,810	96,995
IDB loans	184,211	341,371

Tranches B-A and B-B
2004 EMTN Program: Series 1 notes	781,720	774,061
Privately placed notes	121,145	119,958
IDB loans	426,436	422,258

Interests payable	52,060	32,995
Leases (rates between 7.65% and 9.00%), due through 2008	652	3,130
Total non-current loans	1,918,524	2,416,443
Total loans	2,017,587	2,535,737

(1) Corresponds to notes that were not tendered in the debt exchange.

Debt corresponding to Tranches A, B-A and B-B was issued in December 2004 to restructure the terms and conditions of the previous outstanding loans, which payments of principal and interest were suspended in May 2003.

The principal terms of the Company’s outstanding debt obligations are as follows:

Description	Tranche A	Tranches B-A y B-B
Principal	US$ 470,306,281, which represents 52% of the total principal amount.	US$ 409,044,874 y US$ 25,083,940, respectively, representing approximately 48% of the principal amount.
Interest	Ranging from an annual rate of 5.3% for the first year to 7.5% in the last year, payable on a quarterly basis.

Ranging from an annual rate of 7% for the first year to 10% in the ninth year, payable on a quarterly basis,

The Tranche B-A debt obligations may also accrue additional interest from December 15, 2006 onwards at an incremental annual interest rate ranging from 0.75% to 2%, subject to the level of the Company’s consolidated adjusted EBITDA (as defined in the new debt obligations) for each applicable fiscal year. The Tranche B-B debt obligations will also accrue additional interest at an incremental annual rate starting at 0.60% in the third year and increasing by 5 basis points (0.05%) annually until such annual rate reaches 0.90% in the last year.

Principal amortization	Amortization quarterly payments commencing on March 15, 2005 until December 15, 2010.	Amortization quarterly payments commencing on March 15, 2011 until December 15, 2013.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The outstanding debt obligations include an accelerated amortization feature, referred to as “early cash surplus amortization”, the implementation and amount of which will depend on the Company’s consolidated debt ratio (relationship between the Company’s consolidated total indebtedness and consolidated adjusted EBITDA of the last four quarters -each as defined in the new debt obligations-) for the applicable fiscal period, the liquidity level and the amount of the Company’s cash surplus for such applicable fiscal period, as adjusted for certain subsequent payments that the Company makes. The Company is required to determine whether an early amortization amount is payable with respect to each fiscal year or portion thereof, occurring during the period from and including December 15, 2004 to and including December 15, 2010. Early amortization amounts will be calculated and, if applicable, paid to holders of the Company’s new debt obligations following the applicable reference period. The Company will also be required to determine whether an early amortization amount is payable for any semi-annual period occurring during the period set forth above with respect to which the Company makes a dividend payment to the Company’s shareholders. The Company may also, in its sole discretion, make an early amortization payment with respect to any fiscal quarter occurring during the period set forth above.

The schedule of future principal amortizations is as follows (subject to early cash surplus amortization):

	In millions of Pesos
	2007	2008	2009	2010	2011	2012	2013
Tranche A	88	144	188	205	-	-	-
Tranches B-A and B-B	-	-	-	-	545	585	199

The notes and privately placed notes in a principal amount of US$ 531,870,232 and US$ 82,424,863, respectively, were issued pursuant to the Company’s Global Program, which provides for the issuance of notes up to a maximum amount of US$ 800 million. The creation of the Global Program was approved by the Annual Shareholders’ Meeting held on April 2, 2004 and was authorized by the CNV on October 28, 2004. Public trading of notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA") and the Mercado Abierto Electrónico (“MAE”).

Covenants:

The Company is subject to several restrictive covenants under its new debt obligations which include, among others, the following:

i)

The Company may not incur new debt, except for the following, among others:

a.

Debt for the financing of working capital, including short-term financing or imports/exports financing, provided that the aggregate outstanding amount of this type of debt does not exceed US$ 25 million.

b.

Debt for the refinancing of the restructured debt.

c.

As from December 15, 2007, the Company may assume additional indebtedness provided that at the moment of incurring such debt the consolidated debt ratio is lower than 3.50 for any incurrence during the twelve-month period starting as from December 15, 2007. This cap decreases throughout the subsequent years to reach a minimum of 3.00 in the year 2013.

d.

Outstanding financial leasing obligations shall not exceed US$ 10 million at any moment.

e.

Debt related to hedging or foreign currency agreements, provided that such agreements are not entered into for speculative purposes and are required to cover or manage the risk the Company is or is expected to be exposed to in the normal course of business.

ii)

The Company may not make capital expenditures, other than the following capital expenditures, among others:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

a.

Capital expenditures without restrictions when related to (i) capital expenditures used in emergency unscheduled repairs and maintenance; (ii) capital expenditures to be financed by third parties through advance payments from customers and (iii) capital expenditures to be financed by capital contributions in cash or by the issuance of subordinated debt.

b.

Capital expenditures incurred in connection with maintenance activities, up to a maximum annual amount of US$ 26 million in 2004, increasing up to US$ 58 million in 2010 and subsequent years while the restructured debt remains outstanding. However, if in any fiscal year the total amount of capital expenditures is lower than the specified maximum amounts, the difference may be added to the maximum amount of the subsequent year.

c.

Capital expenditures not included in a. and b., out of an initial amount of US$ 75 million which may be increased when early payments of debt principal are made based on liquidity surplus accomplished at the end of each fiscal year.

d.

Any capital expenditures without any restriction from December 15, 2008, if the consolidated debt ratio (as defined in the new debt obligations) is lower than 3.00.

iii)

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) an early cash surplus amortization payment is made and the additional interest payments, if any is required, in respect of the Tranche B debt obligations is made and, (iii) the consolidated coverage ratio at the closing of each annual or quarterly financial statement is higher than 2.70 in fiscal year 2005 (this minimum increases up to 3.00 for fiscal year 2009 and thereafter). The consolidated coverage ratio is the quotient of the consolidated adjusted EBITDA to the consolidated interest expense.

The aggregate amount of management fee and dividends paid shall not exceed US$ 15 million for fiscal years 2005 and 2006, US$ 20 million for fiscal year 2007 and US$ 25 million for fiscal year 2008 and subsequent years, as long as the new debt obligations remain outstanding.

iv)

Restriction of asset sales: TGS shall not carry out any asset sales unless (i) the sale operation involves a non-regulated asset and is carried out as an arms-length transaction, (ii) the price at the transaction date is at least the fair market value of the assets sold and (iii) at least 75% of the payment received by the Company is in cash or a cash equivalent. Additionally, the proceeds obtained from non-regulated asset sales shall be used to repay the new debt obligations of the Company, unless they are reinvested in new assets within a year as from the date of the sale transaction, or the total amount of the sales made during the fiscal year does not exceed US$ 3 million.

Creation of 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the 2007 Global Program in order to issue notes in a maximum aggregate amount of US$ 650.000.000. The 2007 Global Program was authorized by the CNV on January 18, 2007.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2007, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. At the end of 2003, the UNIREN submitted the “Preliminary Renegotiation Guidelines” to TGS including a draft agenda with main issues to be discussed during the renegotiation process such as costs, investment programs and financing, rates of return and tariffs, etc, and a renegotiation schedule which set December 28, 2004 as the deadline for the adjustment of the regulatory framework with the approval of the National Congress.

In July 2004, UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which among other things provided for a tariff increase of 10% effective as from 2005, an overall tariff review to become effective as from 2007 and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. As this proposal differed from discussions TGS previously had with UNIREN, the Company rejected it and sought to reach an overall agreement with UNIREN by the end of 2004 (in line with UNIREN’s original proposal set forth in the “Preliminary Renegotiation Guidelines”) and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

During the Public Hearing held on April 27, 2005, with the aim of discussing the above mentioned proposal, UNIREN reaffirmed its 10% tariff increase proposal and suggested to advance the process of the overall tariff revision, so that the resulting tariff adjustments would come into effect during 2006. UNIREN also outlined a first stage that included the postponement of the potential claims from the Company and its shareholders, prior to a renegotiation of the License, and the subsequent abandonment of any such claims from TGS or its shareholders, and the agreement to hold harmless the Argentine Government. Regarding the original proposal, TGS put forward the need to improve certain items of UNIREN’s original proposal and expressed its willingness to continue the negotiation.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

In June and November 2005, TGS received two proposals from UNIREN which were in line with the previous one. Said proposals also established, as an additional condition, the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of Enron Pipeline Company Argentina S.A. (“EPCA”) and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) and that it would only consider waiving its claim if Ponderosa has received fair compensation.

During 2006, the UNIREN made two new proposals to TGS with the same guidelines established in the previous proposals, reflecting no significant progress in the tariff renegotiation process.

The NGL production and commercialization segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau regulates the propane and butane sales price for the local market. This organism determines annually a minimum volume of propane and butane to be commercialized in the local market in order to guarantee the domestic supply.

The License establishes, among other restrictions, that the Company will not be able to afford CIESA´s obligations, nor granting loans, real guarantees or of any other sort in favor of the creditors of said company.

b)

Gas Electronic Market (“MEG”)

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau’s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company’s interruptible transportation revenues. Notwithstanding the MEG started its operations in August 2005, it has not started yet with respect to the transactions related to natural gas transportation and distribution.

c)

Expansion of the gas transportation system

Due to the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- the framework for the creation of a trust fund (“the gas trust fund”) aimed  at  financing the expansion of the national gas transportation system.

Within this framework, the first expansion of the San Martín Pipeline ended in August 2005, which increased the transportation capacity by 2.9 MMm3/d (102 MMcf/d). This project involved the construction

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

of approximately 509 km (316 miles) of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of TGS’s existing compressor units. The gas trust fund financed US$ 311 million from a total amount of US$ 351 million, while TGS invested approximately US$ 40 million (including Value Added Tax for U$S 7 million).

The gas trust fund repays it investment by means of the 20% of the total net revenues generated by the current tariffs and collects an additional specific charge, which is finally paid by industries, power plants and compressed natural gas suppliers for whom gas transportation supply is made under firm contracts. This charge represents an 81.6% increase in the current tariffs.  The works financed by these means belong to the gas trust fund and, TGS, as well as being in charge of the management of the works, is responsible for the operation and maintenance of the gas trust assets.

In April 2006, the Ministry of Federal Planning and Public Service, the Federal Energy Bureau and gas transportation companies, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity by 22 MMm3/d (777 MMcf/d), of which approximately 7.0 MMm3/d correspond to TGS system. In December 2006, the gas trust fund contracts and the works management agreement were signed; the latter is in charge of TGS. According to this agreement, TGS will bill Ps. 50 million plus VAT as a consideration for the services to be rendered in 2007 and 2008. The property of the works will be entitled to a gas trust fund and the investment would be financed by other gas trust funds, whose trustors are the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the industries, power plants and large and medium-size businesses.

d)

Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

8.     COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of December 31, 2006, 2005 and 2004 the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer

Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the American Depositary Shares (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

The Company is required to have in force the authorization of the public offer of its common stock and the corresponding authorization to trade in the different official stock markets in Argentina until 2009.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax revenues, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the new debt agreements signed on December 15, 2004 (for further information, see Note 6- Covenants).

9.

LEGAL AND REGULATORY MATTERS

a)

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales were exempted from the turnover tax exemption in the province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through overruling Resolution No. 4,560/03, denied the exemption and claimed unpaid taxes on accrued NGL sales as from 2002. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires, which is still pending as of the date of the issuance of these financial statements.

In November 2004, TGS received a hearing from the Tax Bureau of the province of Buenos Aires starting thus a tax assessment process regarding the claim mentioned above. On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the discharge was rejected and therefore, the Company filed the corresponding appeal with the Tax Bureau of this province.

As of December 31, 2006, TGS recorded a provision of Ps. 28.6 million to cover for potential losses.

b)

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million did not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV´s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law N° 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution N°470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2006, TGS has not recorded any provision in this connection.

c)

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. Said assessment corresponds to the fiscal period ranging from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process with the Tax Court of the province of Santa Cruz, after exhausting all other procedural steps with the Tax Bureau of this province.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro, by means of which said body claimed the payment of Ps. 0.2 million on the same grounds as those of the Province of Santa Cruz, for the period ranging from January 1999 to May 2005. In December 2005, TGS filed an appeal, which was rejected by the Tax Bureau of the province of Río Negro later in October 2006. By the end of 2006, TGS appealed the Tax Bureau’s decision by filing an administrative appeal.

As of December 31, 2006, the Company has recorded a provision of Ps. 16.2 million under the line item "Other Liabilities", determined according with the estimations of tax and interests to be paid as of such date, in case this type of contingency turns out unfavourable to the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

TGS sells propane, butane, and natural gasoline to PIFCO (a subsidiary of Petrobras), at international prices minus a fixed discount per tone.

Petrobras Energía is TGS´s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

As of December 31, 2006 and 2005, the outstanding balance corresponding to the Board of Directors´ compensations amounted to Ps. 97 and Ps. 96, respectively. On the other hand, the accrued amounts for such compensations in the same fiscal years were Ps. 395 and Ps. 261, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2006 and 2005 is as follows:

	2006		2005
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
CIESA	37	-	-	-
Petrobras Energía	9,590	2,451	5,622	2,840
Affiliates with significant influence:
Link	193	-	192	-
TGU	147	-	259	-
EGS	20	-	-	-
Other related companies:
PIFCO	50,518	-	68,599	-
Área Santa Cruz II U.T.E.	311	-	345	-
Quintana y Otros U.T.E.	-	-	945	-
Refinor S.A.	1,327	-	834	-
WEB S.A.	218	-	914	-
Petrolera Santa Fe S.A.	-	-	39	2,138
Total	62,361	2,451	77,749	4,978

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The detail of significant transactions with related parties for the years ended December 31, 2006 and 2005 is as follows:

Fiscal year ended December 31, 2006

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas Purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	80
CIESA	-	-	-	-	-	122
Petrobras Energía	26,635	28,411	27,273	9,128	42,631	-
Affiliates with significant influence:
Link	-	-	947	-	-	-
TGU	-	-	307	-	-	-
EGS	-	-	49	-	-	-
Other related companies:
PIFCO	-	530,312	-	-	-	-
Refinor S.A.	-	-	2,356	-	-	-
Quintana y Otros U.T.E.	1,820	-	-	-	-	-
WEB S.A.	3,044	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	2,069	-	-	-
Total	31,499	558,723	33,001	9,128	42,631	202

Fiscal year ended December 31, 2005

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	-	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,173	21,189	16,019	3,643	210	32,880	-
Affiliates with significant influence:
Link	-	-	876	-	-	-	-
TGU	-	-	614	-	-	-	-
EGS	-	-	323	-	-	-	-
Other related companies:
PIFC	-	383,871	-	-	-	-	-
Petrolera Santa Fé S.A.	-	-	-	2,879	-	-	-
Refinor S.A.	-	-	2,157	-	-	-	-
Quintana y Otros U.T.E.	3,107	-	-	-	-	-	-
WEB S.A.	3,003	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,472	-	-	-	-
Total	31,283	405,060	21,461	6,522	210	32,880	206

11.    SUBSIDIARY AND AFFILIATES

Telcosur:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. pipeline in the Uruguayan pipeline tranche. TGS holds the 49% of its common stock.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

Transportadora de Gás e Serviços do Brasil S.A.:

In January 2007, TGS and TGU entrusted their legal attorneys in Brazil the incorporation of a Brazilian company with the aim to set up new businesses in this country. At the date of the issuance of these financial statements, its shareholders have made no capital contributions to this subsidiary. The corporate name is Transportadora de Gás e Serviços do Brasil S.A.

João Bezerra

                                                                                                                      Chairman

EXHIBIT C

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

NON-CURRENT INVESTMENTS

	2006												2005	
	Description of securities					Issuer information								
							Last financial statements issued							
	Face value	Amount	Cost	Book value		Main business	Date	Common stock	Net income / (loss) for the year	Shareholder's equity	% of Common Stock		Book value	
	$1	502,962	503	547	(1)	Pipeline´s construction and operation services	09/30/06	1,026	703	10,031	49.00		678	(1)
en	Ps. Uru. 1	196,000	5	94		Pipeline maintenance	09/30/06	28	(51)	192	49.00		215	(2)
	$1	116,130	116	(120)	(3)	Pipeline´s construction and operation services	09/30/06	237	(115)	(244)	49.00		96	
				521									989	

ntercompany profits. See Note 2.i).
articipation in the "Currency translation adjustment" of the financial statements of the company.
.

João Bezerra
Chairman

EXHIBIT D

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

CURRENT INVESTMENTS

	2006	2005
Government bonds in foreign currency	-	8,386
Commercial papers in foreign currency	120,589	109,639
Mutual funds in local currency	46,572	38,080
Mutual funds in foreign currency	183,853	107,243
Bank account in foreign currency	348	11,137
Bank account in local currency	11	900
Fixed-term deposit in foreign currency	120,300	235,141
Total current investments	471,673	510,526

João Bezerra
Chairman

EXHIBIT G

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

FOREIGN CURRENCY ASSETS AND LIABILITIES

	2006					2005		
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS								
Cash and deposits in banks	US$	283	3.022	(1)	855	US$	182	545
Investments, net	US$	140,665	3.022	(1)	425,090	US$	157,602	471,546
Trade receivables, net	US$	31,068	3.022	(1)	93,887	US$	31,719	94,903
Other receivables	US$	2,957	3.022	(1)	8,936	US$	2,016	6,032
					528,768			573,026
NON-CURRENT ASSETS								
Trade receivables	US$	4,868	3.022	(1)	14,710	US$	6,147	18,393
Property, plant and equipment, net	US$	2,258	3.022	(1)	6,824	US$	3,536	10,580
	XEU	678	3.986	(1)	2,703	XEU	177	626
					24,237			29,599
					553,005			602,625
CURRENT LIABILITIES								
Accounts payable	US$	11,971	3.062	(2)	36,656	US$	8,164	24,753
	XEU	-	-		-	XEU	83	298
Loans	US$	32,352	3.062	(2)	99,063	US$	39,332	119,255
Other liabilities	US$	141	3.062	(2)	432	US$	175	531
					136,151			144,837
NON-CURRENT LIABILITIES								
Accounts payable	US$	4,033	3.062	(2)	12,350	US$	5,680	17,221
Loans	US$	626,559	3.062	(2)	1,918,524	US$	796,980	2,416,443
					1,930,874			2,433,664
					2,067,025			2,578,501

(1) Buying exchange rate as of December 31, 2006.
(2) Selling exchange rate as of December 31, 2006.

US$: United States of America dollars
XEU: Euros

João Bezerra
Chairman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Transportadora de Gas del Sur S.A.

We have audited the accompanying consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2006 and 2005, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Argentina.

The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina which differ from accounting principles generally accepted in other countries, including the United States of America.

Autonomous City of Buenos Aires, Argentina

February 5, 2007

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

                     Ruben O. Vega

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

Footnotes

1() Not covered by the Auditor’s Report of Independent Accountants, except for items 5, 6 and 8.